UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 333-267453

TIAN’AN TECHNOLOGY GROUP LTD.

(Translation of registrant’s name into English)

Room 501, No. 3, Lane 743,

Taopu Road, Putuo District

Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Regulation S Subscription Agreement

On October 26, 2023, Tian’an Technology Group Ltd, a limited company organized under the laws of the British Virgin Islands (“Tian’an”), entered into a Regulation S Subscription Agreement (the “Subscription Agreement”) with Mr. Gang Wang, a non-U.S. person.

Pursuant to the Subscription Agreement, Tian’an sold Mr. Wang five hundred thousand (500,000) ordinary shares of Tian’an, for a purchase price of two tenths of a dollar ($0.2) per share.

The Subscription Agreement contains customary representations, warranties, covenants and indemnification and other provisions. Tian’an will use the net proceeds it receives under the Subscription Agreement for working capital and general corporate purposes.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2023

	By:	/s/ Hengfei Yang
Hengfei Yang Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Regulation S Subscription Agreement, dated October 26, 2023, by and between Tian’an Technology Group Ltd and Gang Wang

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